Exhibit 99.1

NEWS RELEASE
Calgary, Alberta, Canada – December 12, 2016
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
HAS ENTERED INTO AN AGREEMENT TO SWAP ITS CANADIAN COIL TUBING OPERATIONS
FOR ESSENTIAL ENERGY SERVICES’ SERVICE RIG BUSINESS

Precision Drilling Corporation (“Precision”) announced today that it has entered into an agreement to swap its Canadian Coil Tubing operations for Essential Energy Services’ (“Essential”) service rig business.  In addition to the swap of assets, Precision will make a cash payment of $12 million to Essential.  The transaction is expected to close on December 16th, 2016.
Kevin Neveu, Precision’s President and Chief Executive Officer stated, “This is a strategic transaction to divest a business line in which Precision lacks scale to generate the returns we expect and follows similar Precision divestitures of our U.S. trucking and U.S. coil tubing businesses in 2014.  The acquisition of Essential’s service rig business is a unique opportunity to expand our leading well service position within the Canadian market by adding the high quality assets and people of Essential’s service rig operations.  We believe the combination has the opportunity to strengthen our existing business and create synergies.  We look forward to welcoming the Essential service rig personnel to our team and continuing to provide High Performance, High Value services to our expanded base of customers.”
RBC Capital Markets acted as a strategic advisor to Precision on this transaction.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
Precision Drilling Corporation

403.716.4566
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com